Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Nikki Lee Tel: 864.250.2367 Nikki.Lee@nelsonmullins.com

August 14, 2012

Mr. Michael Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	First Community Corporation
Registration Statement on Form S-1
Amended August 8, 2012
File No. 333-182938

Dear Mr. Clampitt:

This letter is provided on behalf of First Community Corporation (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC” or the “Commission”), dated August 13,  2012 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-1 amended on August 8,  2012 (File No. 333-182938) (the “Registration Statement”).  This letter and the Company’s Pre-Effective Amendment No. 3 to the Form S-1 are being filed with the Commission electronically via EDGAR.

This letter sets forth the Company’s responses to the SEC’s Comment Letter.  For your convenience, we have also restated the SEC’s comment prior to our response.

Prospectus Cover Page

1.                                      The principal underwriter must be named on the cover.  In addition, the minimum price must also be disclosed.  Please confirm that the registrant will file a pre-effective amendment naming the underwriters and disclosing the minimum price.

RESPONSE:

We will include the names of the underwriters and disclose the minimum price in a pre-effective amendment to the Registration Statement.

Incorporation, page S-4

2.                                      Update to include your latest Form 10-Q, for the quarter ended June 30, 2012, filed August 10, 2012.

RESPONSE:

We have updated the registration statement to incorporate by reference the Form 10-Q for the quarter ended June 30, 2012 and to include financial information as of June 30, 2012.

3.                                      If there are specific suitability standards for bidders, such as a minimum net worth, please summarize these factors under appropriate subheading, with quantification.  If there are none, so state.

RESPONSE:

We advise the Staff that as disclosed on page S-40 of the Registration Statement, each auction agent, network broker and any other broker that submits bids through the auction agents or any network broker will individually apply its own suitability standards in accordance with the applicable requirements and guidelines of FINRA in evaluating whether an investment in the Preferred Shares is appropriate for any particular investor.  No minimum net worth standard is being required of such auction agents or brokers in individually setting and applying their own suitability standards in accordance with applicable laws and regulations.

Auction Process, page S-7

4.                                      At the first paragraph on page S-8, for the first and second set of capital ratios, please clarify that you are assuming that you acquire all of the preferred shares.  Note also for the next table.

RESPONSE:

The requested disclosure has been added to page S-8 of the Registration Statement.

Bid Submission Deadline, page S-9

5.                                      Please disclose that bidders using brokers who are not a “network broker” for the offering may have less time to submit a bid.  Taking into account that the bidding period is only two days, quantify the impact of this situation, both here and at the related risk factor on page S-32.  As a result, you may also want to encourage investors to use a network broker to place their bids.

RESPONSE:

We advise the Staff that as described in the risk factor, placing bids with an auction agent is the most efficient approach to place bids since both network brokers and non-network  brokers impose earlier deadlines, as much as one day, to allow time to aggregate the customers’ bids and transmit them to the auction agents.  In response to the Staff’s comment, the Company has revised the disclosure on pages S-40 and S-43 of the Registration Statement and the risk factor on page S-32 of the Registration Statement informing investors of the potential for delay which we believe could be up to a day and that investors concerned with timely submission should place bids with the auction agents.

General Underwriting

6.                                      Supplementally advise the staff if any of the underwriters who have participated in developing the minimum price for this offering, or who have assisted your company in any capital raising activities in the last year, have any affiliates or other related parties that intend to participate in the bidding.

RESPONSE:

We advise the Staff that the underwriters do not develop the minimum price.  The underwriters and the Treasury’s advisors, if and to the extent requested by the Treasury, may each provide their independent views on the minimum price for the Treasury to consider.  The minimum price is ultimately independently determined by the Treasury based on its own pricing model.  In addition, the Company advises the Staff that the underwriters have not assisted the Company in capital raising activities in the past 12 months and that entities that are affiliates or related parties of the respective underwriters may or may not participate in the bidding; however none of the underwriters share any non-public information, including any views on the minimum price, with such affiliates or related parties.

If you have any questions or comments related to our responses, please contact me at (864) 250-2367 or nikki.lee@nelsonmullins.com.  Please copy Joseph G. Sawyer, Chief Financial Officer of the Company, at jsawyer@firstcommunitysc.com on any written comments regarding our responses.

Sincerely,

/s/ Nikki Lee
Nelson Mullins Riley & Scarborough LLP

cc:	Joseph G. Sawyer, Chief Financial Officer
First Community Corporation